Morgan

Stanley & Co. LLC

1585 Broadway

New York, New York 10036

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Jefferies LLC

520 Madison Avenue

New York, New York 10022

July 13, 2021

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Attention: Jay Mumford

       Asia Timmons-Pierce

Re: Stevanato Group S.p.A.

Registration Statement on Form F-1

File No. 333-257204

Acceleration Request

Requested Date: Thursday, July 15, 2021

Requested Time: 4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Stevanato Group S.p.A.(the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Daylight Time, on July 15, 2021, or at such later time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Kelly McCarthy
Name:	Kelly McCarthy
Title:	Vice President

BOFA SECURITIES, INC.

By:	/s/ Nishant Jadav
Name:	Nishant Jadav
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Michael Robinson
Name:	Michael Robinson
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]